Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

This filing relates to a proposed business combination (the “Merger”) involving Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream” and, together with Crestwood Equity, “Crestwood”).

Additional Information and Where to Find It

This communication contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

2015 NAPTP Investor Presentation May 21, 2015

ADDITIONAL INFORMATION AND WHERE TO FIND IT This press release contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com. PARTICIPANTS IN THE SOLICITATION Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Free copies of these documents may be obtained from the sources described above. The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may result from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements. Company Information 2 Forward-Looking Statements Crestwood Midstream Partners LP NYSE Ticker CMLP Market Capitalization ($MM)(1,2) $2,772 Enterprise Value ($MM)(2) $5,221 Annualized Distribution $1.64 Contact Information Corporate Headquarters 700 Louisiana Street Suite 2550 Houston, TX 77002 Investor Relations investorrelations@crestwoodlp.com (713) 380-3081 Market price as of 5/18/2015. Unit count and balance sheet data as of 3/31/2015. Crestwood Equity Partners LP NYSE Ticker CEQP Market Capitalization ($MM)(1,2) $966 Enterprise Value ($MM)(2) $1,349 Annualized Distribution $0.55

Crestwood Mid-Year Update 3 Strategically located assets Successful cost reduction initiative Six consecutive quarters of improving results Simplification improves distribution and cost of capital Substantial growth opportunities in the areas we operate Unique entry point for investors with high yield and growth potential

The New Crestwood Investment Opportunity Simplified Corporate Structure 4 Distribution Stability 1 Substantial Expense / Fixed Charge Reduction 2 Improving Financial Results Quarter-over-Quarter 3 Diversified / Balanced Portfolio 4 Fixed Fee / Firm Contract Profile 5 Capital Appreciation Attractive Current Yield Supported by Portfolio Stability Leveraged to Volume Growth with Commodity Price Upside 1 Cost of Capital Improvement 2 Organic Expansion Opportunities 3 Asset and Corporate M&A 4 Attractive Valuation Entry Point 5 Execution Drives Significant Upside Return Opportunity

Simplified Structure Creates One Crestwood!



Current Structure
Pro Forma Structure
First Reserve/ Crestwood Holdings
CEQP Public Unitholders
~71% LP Interest
~29% LP Interest
100% Non-economic GP Interest (Control)
Crestwood Equity Partners LP (NYSE: CEQP)
187.2 MM units
CMLP Public Common and Preferred Unitholders
~85% LP Interest
~11% LP Interest
Operating Subsidiaries (NGL Assets)
~4% LP Interest GP / IDR Ownership
Crestwood Midstream Partners LP (NYSE: CMLP)
188.3 MM common units
18.3 MM Class A preferred units
Operating Subsidiaries
First Reserve/ Crestwood Holdings
CEQP Public and Preferred Unitholders
~84% LP Interest
~16% LP Interest
100% Non-economic GP Interest (Control)
Crestwood Equity Partners LP (NYSE: CEQP)
685 MM common units
52 MM preferred units
Crestwood Midstream Partners LP
(private wholly-owned subsidiary)
100% Operating Subsidiaries

Crestwood™ Connections for America's Energy™

5

Simplification Highlights

Improved Cost of Capital	• Elimination of ~$30 million of IDRs drives immediate cost of capital improvement • Competitive cost of capital improves positioning for >$3.0 billion of identified expansion opportunities
Growth and Stability in Distributions	• Pro forma 2015 CEQP coverage ratio improved to ~1.05x at $0.55 per unit distribution (~$15 million excess cash flow coverage)(1) • 2% dilutive to CMLP in 2016, 3% accretive in 2017, substantial accretion thereafter • Expected pro forma DCF growth of ~11% through 2017(2); accelerated with greater M&A and organic investment
Unified Corporate Strategy	• Focus on core strategy of servicing the full midstream value chain in the premier shale plays in North America
Simplify Corporate Structure	• Improved credit profile due to the elimination of structural subordination • Better positions Crestwood to participate in the continuing trend of industry consolidation • Greater strategic transparency more attractive to a broader universe of investors
Further Reduce Cost Structure / Fixed Charges	• Eliminates $5 million of estimated public company costs • Additive to $25 million to $30 million run-rate savings identified as a part of Crestwood's 2015 cost reduction initiatives

(1) Assumes January 1, 2015 effective date for the transaction for illustrative purposes.
(2) Represents growth rate from 2015E pro forma DCF (assuming January 1, 2015 effective date) to 2017E pro forma DCF.

Crestwood™ Connections for America's Energy™ 6

Expense / Fixed Charge Reduction drives DCF

- **Bold action to materially reduce expense and fixed charges to improve margins and distribution coverage**
- Execution of our current strategy to materially reduce operating cost across the partnership
  - Expected 2015 cost savings of ~$15 MM; 2016+ run-rate savings of $25-30 MM
  - Drives greater profitability in the current industry environment
- Increased efficiency without sacrificing customer service, reliability, safety or compliance
- Simplification further adds to coverage improvement through fixed charge elimination
  - Eliminates dual public company costs (~$5 MM)
  - Merger terms provide incremental retained DCF (~$23 MM)(1)



Calendar Year 2015
Run-Rate 2015
$MM
–
$10
$20
$30
$40
$50
$60
Expense Reduction
Retained DCF from Merger(1)
Merger Savings(2)

Direct Contribution to Improving DCF and Distribution Coverage

(1) Represents the incremental retained DCF pro forma for the simplification transaction at CEQP's current distribution of $0.55 per unit.
(2) Estimated $5 million of reduced administrative expenses through elimination of second publically traded entity.

Crestwood™ Connections for America's Energy™ 7

Slow and Steady Cash Flow Growth 8 See accompanying tables of non-GAAP reconciliations. Segment EBITDA Operating Statistics +19% ($ MMs) Segment Adjusted 2015 EBITDA (1) 1Q 2Q 3Q 4Q 1Q Gathering and Processing 47.7 $ 50.5 $ 51.2 $ 49.4 $ 53.4 $ Storage and Transportation 38.0 $ 34.3 $ 33.2 $ 37.9 $ 39.0 $ NGL and Crude Services 45.0 $ 46.6 $ 58.8 $ 63.1 $ 63.3 $ Total 130.7 $ 131.4 $ 143.2 $ 150.4 $ 155.7 $ Operating Statistics Natural gas (MMcf/d) 2,982 3,049 3,086 3,355 3,362 Crude oil (MBbls/d) 152 203 227 214 228 Natural gas liquids (MBbls/d) 244 166 182 221 232 2014 +13% +50% $48 $51 $51 $49 $53 $38 $34 $33 $38 $39 $45 $47 $59 $63 $63 $0 $20 $40 $60 $80 $100 $120 $140 $160 1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 $MMs G&P S&T N&C

Achieving Leverage and Coverage Goals

Improving credit metrics due to internal growth; long-term goal to reach <4.0x leverage and investment-grade rating; current liquidity of ~$700 MM



Standalone CMLP
Standalone CEQP
Pro Forma CEQP
Leverage
(9%)
5.1x
4.6x
1Q 14
1Q 15
(23%)
4.2x
3.3x
1Q 14
1Q 15
~4.5x
PF 2015 (1)
Coverage
+28%
0.82x
1.05x
1Q 14
1Q 15 (2)
+8%
0.77x
0.83x
1Q 14
1Q 15
~1.05x
PF 2015 (2)

(1) Based on mid-point of 2015 guidance.
(2) Includes deduct for GE Preferred cash distributions (~$3.8 MM). Assumes Class A Preferred units are paid-in-kind.

Crestwood™ Connections for America's Energy™ 9

Balanced and Diverse Business Mix 10 Regional Footprint Operating Assets West 4% Rockies 32% Central 20% Northeast 43% Balanced portfolio of crude, NGL and natural gas services Value chain services allows for multiple fees and asset optimization Gathering & Processing 39% Storage & Transportation 26% NGL & Crude Services 35% Operating Segments West 6% Stagecoach Barnett Rich Marcellus NGL Supply & Logistics COLT Hub Barnett Dry MARC I / North South Arrow US Salt Jackalope Other Estimated 2015 EBITDA Contribution Regional focus on best US resource plays supported by strong producer drilling economics and long term supply growth potential Marcellus/Utica, Bakken, PRB Niobrara, Delaware Permian assets located on core acreage with active producers Diverse portfolio of operating assets and cash flow profiles 10+ different key assets generating >$15 MM of annual EBITDA

Leading Fixed-Fee Contract Portfolio Consolidated Contract Portfolio 2015E EBITDA 11 Variable Rate Contracts 10% Take-or-Pay and Fixed-Fee Contracts 90% ~90% of Consolidated 2015E EBITDA from take-or-pay and fixed-fee contracts Significant cash flow contribution protected from commodity change and volume reduction >50% of EBITDA is guaranteed through take-or-pay contracts Key Asset Contract Type Contract Volume Weighted Avg. Tenor COLT Hub Rail Loading Take-or-Pay 149,300 Bbls/d 2017 Marcellus G&P (Antero) Minimum Volume Commitment 450 MMcf/d 2018 PRB Niobrara G&P (CHK) 15% Cost of Service fee on Cuml. Capex ~$175MM capex to date 2033 NE Marcellus S&T Firm Storage and Transportation Firm Storage: 41 Bcf Transportation: 1.1 Bcf/d Firm Storage: 2017 Transportation: 2020 Select Take-or-Pay Contract Portfolio (1) MVC of 425 MMcf/d in 2015, stepping up to 450 MMcf/d in 2016-2018. Fixed fee contract extends until 12/31/2031. (1) (1)

Producer Economics Still Support Growth Current WTI Price(2): $59.60/Bbl Current Henry Hub Price(2): $3.02/MMBtu Utica Wet Tier 1 Marcellus Wet Scoop Wet Gas MS Lime Fayetteville Tier 1 Marcellus Dry Tier 1 Granite Wash Utica Dry Fayetteville Tier 2 Pinedale Barnett Tier 1 Utica Wet Tier 2 Haynesville Tier 1 Cana Tier 1 Barnett Tier 2 Piceance Tier 1 Utica Gas Marcellus Dry Tier 2 Cana Tier 2 Fayetteville Tier 3 Mancos I Haynesville Tier 2 Piceance Tier 2 Crestwood’s crude oil and natural gas operations situated in highest returning shale plays 12 WTI 5yr Strip Price(1): $68.67/Bbl Henry Hub 5yr Strip Price(1): $3.52/MMBtu Source: HPDI and TPH. Note: Wells shown on the map represent only type curve wells. Assumes 10% IRR at 16:1 Oil-to-Gas ratio. Per CME Group, WTI and Henry Hub 5-year strip prices as of 5/18/2015. Per CME Group, current front month WTI and Henry Hub price as of 5/18/2015. $0 $1 $2 $3 $4 $5 $6 Breakeven Henry Hub Price ($/MMbtu) $20 $30 $40 $50 $60 $70 $80 $90 Eagle Ford Oil Tier 1 Bakken Tier 1 TFS Tier 1 Niobrara Tier 1 Eagle Ford Oil Tier 2 Bakken Tier 2 PRB Tier 1 Delaware Bone Spring Midland Wolfcamp Tier 1 Midland Wolfcamp Tier 2 Delaware Wolfcamp Niobrara Tier 2 TFS Tier 2 MS Lime Tier 1 Midland Wolfberry Vt Tier 1 Bakken Tier 3 SCOOP Oil CTM Tier 1 PRB Tier 2 CTM Tier 2 East Texas Eagle Ford Midland Wolfcamp Tier 3 Uinta Oil Eagle Ford Oil Tier 3 CTM Tier 3 MS Lime Tier 2 Midland Wolfberry Vt Tier 2 TMS Breakeven WTI Price ($/bbl)

Cost of Capital Analysis – Impact of IDR Elimination

Elimination of IDRs drives immediate cost of capital improvement

	Status Quo CMLP			Pro Forma CEQP					
	Pre-Announcement (3)			Current Prices (4)			8% Yield		
($ millions except per unit data)	$500 MM Investment (5)			$500 MM Investment (5)			$500 MM Investment (5)		
Investment Multiple	**6.0x**	**9.0x**	**12.0x**	**6.0x**	**9.0x**	**12.0x**	**6.0x**	**9.0x**	**12.0x**
Acquired EBITDA	$83	$56	$42	$83	$56	$42	$83	$56	$42
(-) Maintenance Capex	(4)	(3)	(2)	(4)	(3)	(2)	(4)	(3)	(2)
(-) Incremental Interest Expense	(16)	(16)	(16)	(16)	(16)	(16)	(16)	(16)	(16)
(-) Cost of New Equity (1)	(26)	(26)	(26)	(27)	(27)	(27)	(20)	(20)	(20)
Incremental DCF Available to Distribute	**$38**	**$12**	**($2)**	**$37**	**$11**	**($3)**	**$44**	**$17**	**$4**
(-) Incremental GP Distribution / IDRs	(19)	(6)	0	–	–	–	–	–	–
Incremental DCF Available to LPs	**$19**	**$5**	**($2)**	**$37**	**$11**	**($3)**	**$44**	**$17**	**$4**
Existing Units	*188*	*188*	*188*	*685*	*685*	*685*	*685*	*685*	*685*
New Units	*16*	*16*	*16*	*48*	*48*	*48*	*36*	*36*	*36*
Pro Forma Total Units	***204***	***204***	***204***	***733***	***733***	***733***	***721***	***721***	***721***
Distribution Summary									
Current Distribution per Unit	$1.64	$1.64	$1.64	$0.55	$0.55	$0.55	$0.55	$0.55	$0.55
(+) Incremental Distribution per Unit (2)	0.08	0.02	(0.01)	0.05	0.01	(0.00)	0.06	0.02	0.01
Pro Forma Distribution per Unit	**$1.72**	**$1.66**	**$1.63**	**$0.60**	**$0.56**	**$0.55**	**$0.61**	**$0.57**	**$0.56**
Distribution Growth %	***4.8%***	***1.1%***	***(0.8%)***	***8.7%***	***2.5%***	***(0.6%)***	***10.5%***	***4.1%***	***1.0%***

(1) Current LP distribution on newly issued units.
(2) Assumes 1.05x distribution coverage on incremental DCF.
(3) Assumes CMLP pricing as of 5/5/2015 ($16.00 / unit).
(4) Assumes CEQP pricing as of 5/18/2015 ($5.18 / unit).
(5) $500 MM Investment, 50% Equity / 50% Debt Consideration, Cost of Debt = 6.25%.

Crestwood™ Connections for America's Energy™
13

Expansion Opportunities – Positioning Crestwood for Growth Improving cost of capital to capture >$3.0 billion of identified potential expansion opportunities around asset footprint Expansion Opportunities Marcellus Shale: $500 to $600 million (2015-2019) North-South / Marc I Expansion, Marc II Antero Gathering South Texas: $1.1 to $1.3 billion (2016-2019) Connecting Tres to developing demand centers (LNG, Mexico export) Permian Basin: $600 to $1.0 billion (2015-2019) Willow Lake expansion, Delaware Permian Crude and Water Gathering opportunities Niobrara Shale: $300 to $350 million (2015-2019) Jackalope gathering & processing, crude oil gathering, Douglas Terminal expansion Bakken Shale: $500 to $750 million (2015-2019) Arrow gathering expansion, third party crude, gas and water gathering opportunities 14 E D C B A

Current Valuation Creates Attractive Entry Point for Investors 15 CEQP currently trading at ~10.5% yield, ~350 bps higher than the G&P peer group and ~470 bps above the Alerian MLP index Current valuation provides attractive entry point for investors with a stable distribution and substantial upside return potential Current distribution secure from stable, fixed-fee contract structure Substantial upside return potential from (1) resumption of distribution growth and/or (2) yield compression resulting from improved competitive position from simplification transaction 3-Year Total Return Sensitivity (2) Current Yield (1) CEQP and peer group yields as of 5/18/2015. G&P peers include WES, NGLS, MWE, RGP, ENLK, ENBL, DPM, EQM, AM, SMLP, MMLP, CNNX and SXE. Diversified peers include ETP, EPD, WPZ, PAA, EEP, SEP and OKS. T&S peers include BWP, TCP, TEP, MEP, CPPL and QEPM. Represents estimated 3-year unlevered internal rate of return by sensitizing targeted distribution growth and long-term target yield on a pro forma CEQP unit purchased. Target  3-Yr Annual Distribution Growth Yield — 2.0% 3.0% 4.0% 5.0% 10.0% 12% 15% 16% 17% 18% 9.0% 16% 18% 19% 20% 21% 8.0% 19% 22% 23% 24% 25% 7.0% 24% 26% 28% 29% 30% 6.0% 29% 32% 33% 35% 36%

Core Operations Update 16

Bakken Arrow Gathering System

Tier 1 acreage dedication with substantial long-term growth through system build out

Summary

- 150,000 acre dedication on Fort Berthold Indian Reservation
  - Ranks at the top of WPX, Halcon and Enerplus portfolios
  - >1,200 estimated future drilling locations
  - Producer aid-in-construction for well connects provides drilling visibility
- Current crude oil gathering volumes approaching 70 MBbl/d
- Recently installed 18,000 hp compression, increased crude storage capacity at Arrow CDP, and expanded downstream takeaway capacity

Outlook

- 20 wells connected in Q1 2015; 75-85 new well connects expected in 2015
- 2015E Throughput:
  - Crude oil: 60 – 65 MBbls/d
  - Natural gas: 40 – 45 MMcf/d
  - Water: 20 – 25 MBbls/d

Bakken Asset footprint in concentrated acreage blocks with highly competitive drilling economics[1]



COLT Hub
Arrow
Roosevelt
Ward
McCone
Mercer
Golden Valley
Stark
Slope
Hettinger
Grant
Fallon
Wellhead Oil Breakeven ($/Bbl)
Sub $55
$56-$65
$66-$78
$79-$100
$100+

2015E Net Revenue Contribution by Producer



Enerplus 1%
WLL 9%
XTO 11%
QEP 16%
Halcon 29%
WPX 34%

(1) Source: BTU Analytics LLC.

Crestwood™ Connections for America's Energy™

17

Bakken COLT Hub and Connector 18 COLT Hub is the leading Bakken CBR facility linking Bakken crude supply to prime refinery markets Source: Genscape May 2015. Summary COLT Hub includes a 160 MBbl/d crude-by-rail facility, 1.2 MMBbls storage capacity and the COLT connector pipeline Additional release and departure tracks at COLT completed in Dec 2014 149 MBbl/d rail loading anchored by long-term take-or-pay contracts Markets: 73% West Coast, 27% East Coast CBR to Gulf Coast squeezed out by 2018 with new pipeline; No pipeline capacity to service West Coast and East Coast refinery demand Bakken Crude by Rail Loading Facilities Bakken Transportation Colt Hub Contracted Capacity Mix $6.30/bbl $9.00-$10.00/bbl $9.00-$10.00/bbl $8.60/bbl Bakken Price Differentials ANS ($8.86) WTI ($3.15) Brent ($9.31) LLS ($8.65)

Actively developing a leading position in the PRB to handle both crude and gas PRB Niobrara Gathering, Processing & CBR 19 Summary 120 MMcf/d processing plant completed in January 2015 Chesapeake drilling activity leading to potential 2nd JGGS plant in 2018/2019 Chesapeake currently running one rig and one frac crew 9 wells connected to the Jackalope system in Q1 2015; 40-45 new well connects expected in 2015 ~90 MMcf/d average gathering and processing volumes in 2015 Douglas Crude-by-Rail Terminal – Expanded to 20 MBbls/d and completed 120 MBbl storage tank Bucking Horse Plant

NE Marcellus Storage and Transportation

Strategically located NE assets provide significant level of contracted cash flows and growth opportunities

Summary and Major Updates

- ~41 Bcf of natural gas storage and pipeline capacity of ~1.8 Bcf/d
- Weighted average contract term of 4 years
- Storage facilities continue to reflect favorable market dynamics
  - 99% subscribed throughout 2015
  - ~15% of capacity up for renewal in 2016
  - Majority of contract renewals at or above existing rates
- North/South Pipeline – 200 MMcf/d expansion completed in 2014; expansion fully contracted

2015 and Long-Term Outlook

- New ~700 MMcf/d receipt point at Wilmont
- Completed second phase of 200 MMcf/d NS-1 expansion project
- MARC I Pipeline – Secured 100 MMcf/d anchor shipper on expansion
- MARC II Non-binding indications of interest >700 MMcf/d in Q414 support potential 30 mile lateral connecting MARC I with PennEast



Legend
Compressor Station
Storage
Meter Station
Interconnect
PennEast Connector
200 MMcf/d North-South Expansion
NEW YORK
Stagecoach
TALISMAN
Lane Road
SWN
Southwestern Energy
Anadarko
Chesapeake
Cabot Oil & Gas
MITSUI & CO.
PENNSYLVANIA
CHIEF
Wilmot Receipt Point
MARC II
MARC I
MARC I / Transco Meter
PennEast
Crestwood

Crestwood™ Connections for America's Energy™

20

SW Marcellus (Antero) Gathering & Compression

Long-term fee-based contracts in southwest Marcellus core production window

Summary and Major Updates

- 20-year, fixed-fee gathering and compression services w/ Antero Resources ("Antero")
- 7-year MVC's on gathering volumes
- >1,850 total drilling locations on Crestwood acreage; ~800 drilling locations in Greenbrier rich-gas area (>40% of total dedicated drilling locations)
- Multi-year system expansion completed in 2014; increased system capacity to 875 MMcf/d

2015 and Long-Term Outlook

- Q1 2015 gathering volumes of 653 MMcf/d; full-year 2015 gathering volumes of ~600 MMcf/d
- 7 wells connected in Q1 2015; ~22 drilled but uncompleted wells remain on the CMLP system
- Antero activity expected to increase as takeaway constraints are lifted with new 1.4 Bcf/d regional pipeline scheduled for 4Q 2015
- Expect Antero to utilize existing capacity over next 3 to 4 years with incremental takeaway capacity and improving gas prices



Antero Midstream Dedication Area
Crestwood Dedication Area
Markwest Sherwood Processing
Greenbrier Rich Gas Area
Dry Gas Area
Crestwood Gathering Lines
Crestwood Compression Station
3rd Party Compression Station



Marcellus Compressor Station

Crestwood™ Connections for America's Energy™ 21

22 Crestwood NGL Assets and Services Servicing Blue Chip Customers Across the Full Energy Value Chain NGL Marketing & Logistics 40% West Coast 22% NGL Transportation 17% Terminals & Storage 21% Premier NGL supply and logistics platform servicing the value chain to connect NGL supplies to NGL demand markets Summary 2015E EBITDA Contribution Leading marketer of Marcellus/Utica NGL's 625 MMcf/d US processing capacity (1) 12 MBbls/d NGL fractionation; 8 MBbls/d isomerization 2.8 MMBbls of NGL storage capacity >500 NGL trucking units; >1,600 NGL railcars Sources, transports, stores and delivers NGLs to domestic and export markets; > 350 customers (1) Processing capacity includes 25 MMcf/d West Coast, 120 MMcf/d JGGS JV and 480 MMcf/d CMLP.

Diversified US midstream platform established since 2010 Substantial operations across the entire midstream value chain Critical mass in natural gas, natural gas liquids and crude oil operations Strategically located assets in the most economic US shale plays Attractive Current Yield Supported by Portfolio Stability Execution Drives Significant Upside Return Opportunity Simplification transaction best positions Crestwood to enhance value for long-term unitholders Lowers cost of capital and eliminates incentive distribution rights Enhances Crestwood’s competitive position Maintains optionality for strategic growth objectives Key Investment Highlights 23

Non-GAAP Reconciliations 24

CMLP Non-GAAP Reconciliations 25 (in millions, unaudited) 2015 2014 2014 EBITDA Net income (loss) 21.7 $ 5.5 $ (60.4) $ Interest and debt expense, net 29.9 28.1 26.6 Provision (benefit) for income taxes 0.3 0.7 (0.1) Depreciation, amortization and accretion 59.9 50.8 60.5 EBITDA (a) 111.8 $ 85.1 $ 26.6 $ Significant items impacting EBITDA: Unit-based compensation charges 5.2 4.6 4.2 (Gain) loss on long-lived assets, net 0.8 (0.5) 34.3 Goodwill impairment — — 48.8 Loss on contingent consideration — 2.1 — (Earnings) loss from unconsolidated affiliates, net (3.4) 0.1 (0.6) Adjusted EBITDA from unconsolidated affiliates, net 6.5 1.7 2.9 Significant transaction and environmental related costs and other items 3.8 5.8 1.5 Adjusted EBITDA (a) 124.7 $ 98.9 $ 117.7 $ Distributable Cash Flow Adjusted EBITDA (a) 124.7 $ 98.9 $ 117.7 $ Cash interest expense (b) (28.0) (26.3) (24.8) Maintenance capital expenditures (c) (2.7) (3.3) (7.4) (Provision) benefit for income taxes (0.3) (0.7) 0.1 Deficiency payments (0.6) 1.1 3.5 Distributable cash flow attributable to CMLP (d) 93.1 $ 69.7 $ 89.1 $ (a) (b) Cash interest expense is book interest expense less amortization of deferred financing costs plus bond premium amortization. (c) (d) Distributable cash flow is defined as Adjusted EBITDA, less cash interest expense, maintenance capital expenditures, income taxes, deficiency payments (primarily related to deferred revenue), and other adjustments. Distributable cash flow should not be considered an alternative to cash flows from operating activities or any other measure of financial performance calculated in accordance with generally accepted accounting principles as those items are used to measure operating performance, liquidity, or the ability to service debt obligations. We believe that distributable cash flow provides additional information for evaluating our ability to declare and pay distributions to unitholders. Distributable cash flow, as we define it, may not be comparable to distributable cash flow or similarly titled measures used by other corporations and partnerships. Three Months Ended March 31, Three Months Ended December 31, EBITDA is defined as income before income taxes, plus net interest and debt expense, and depreciation, amortization and accretion expense. In addition, Adjusted EBITDA considers the adjusted earnings impact of our unconsolidated affiliates by adjusting our equity earnings or losses from our unconsolidated affiliates for our proportionate share of their depreciation and interest and the impact of certain significant items, such as unit-based compensation expenses, gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, change in fair value of certain commodity derivative contracts, certain costs related to our 2015 cost savings initiatives, and other transactions identified in a specific reporting period. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they do not include deductions for items such as depreciation, amortization and accretion, interest and income taxes, which are necessary to maintain our business. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA calculations may vary among entities, so our computation may not be comparable to measures used by other companies. Maintenance capital expenditures are defined as those capital expenditures which do not increase operating capacity or revenues from existing levels.

CEQP Segment Data

(in millions, unaudited)	2015	2014			
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Gathering and Processing					
Revenues	$ 78.5	$ 84.3	$ 85.3	$ 83.4	$ 79.5
Costs of product/services sold	12.7	16.4	18.6	17.6	18.7
Operations and maintenance expense	14.9	18.9	15.9	14.7	13.4
Gain (loss) on long-lived assets, net	(0.3)	(32.8)	(0.9)	0.5	0.5
Goodwill impairment	—	(18.5)	—	—	—
Loss on contingent consideration	—	—	—	(6.5)	(2.1)
Earnings (loss) from unconsolidated affiliate	2.5	0.4	0.4	(0.6)	0.3
EBITDA	$ 53.1	$ (1.9)	$ 50.3	$ 44.5	$ 46.1
Significant items impacting EBITDA:					
(Gain) loss on long-lived assets, net	0.3	32.8	0.9	(0.5)	(0.5)
Goodwill impairment	—	18.5	—	—	—
Loss on contingent consideration	—	—	—	6.5	2.1
Adjusted EBITDA	**$ 53.4**	**$ 49.4**	**$ 51.2**	**$ 50.5**	**$ 47.7**
Storage and Transportation					
Revenues	$ 45.7	$ 47.5	$ 46.6	$ 47.8	$ 51.0
Costs of product/services sold	3.3	3.4	7.4	7.2	6.8
Operations and maintenance expense	4.3	4.8	6.0	6.3	6.2
Gain on long-lived assets	(0.7)	33.2	—	0.6	—
Earnings (loss) from unconsolidated affiliate	0.9	0.2	—	—	—
EBITDA	$ 38.3	$ 72.7	$ 33.2	$ 34.9	$ 38.0
Significant items impacting EBITDA:					
(Gain) loss on long-lived assets, net	0.7	(33.2)	—	(0.6)	—
Expenses related to pre-acquisition matters	—	(1.6)	—	—	—
Adjusted EBITDA	**$ 39.0**	**$ 37.9**	**$ 33.2**	**$ 34.3**	**$ 38.0**
NGL and Crude Services					
Revenues	$ 607.5	$ 865.8	$ 904.9	$ 795.1	$ 841.1
Costs of product/services sold	513.9	769.0	817.9	722.8	760.5
Operations and maintenance expense	31.4	30.9	34.0	27.7	24.5
Gain (loss) on long-lived assets	—	(3.1)	—	0.1	—
Goodwill impairment	—	(30.3)	—	—	—
Loss from unconsolidated affiliate	—	—	(0.1)	(0.9)	(0.4)
EBITDA	$ 62.2	$ 32.5	$ 52.9	$ 43.8	$ 55.7
Significant items impacting EBITDA:					
(Gain) loss on long-lived assets, net	—	3.1	—	(0.1)	—
Goodwill impairment	—	30.3	—	—	—
Change in fair value of commodity inventory-related derivative contracts	1.1	(3.5)	1.0	2.9	(10.7)
Expenses related to environmental and pre-acquisition matters	—	0.7	4.9	—	—
Adjusted EBITDA	**$ 63.3**	**$ 63.1**	**$ 58.8**	**$ 46.6**	**$ 45.0**
Total Segment Adjusted EBITDA	**$ 155.7**	**$ 150.4**	**$ 143.2**	**$ 131.4**	**$ 130.7**
Significant items impacting EBITDA [(a)]	(2.1)	(47.1)	(6.8)	(8.2)	9.1
Total Segment EBITDA	$ 153.6	$ 103.3	$ 136.4	$ 123.2	$ 139.8
Corporate	(27.3)	(26.6)	(21.2)	(24.0)	(27.8)
EBITDA	**$ 126.3**	**$ 76.7**	**$ 115.2**	**$ 99.2**	**$ 112.0**

(a) Significant items impacting EBITDA represents gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, certain environmental remediation costs, change in fair value of commodity inventory-related derivative contracts and pre-acquisition matters.

Crestwood™ Connections for America's Energy™ 26

CEQP Non-GAAP Reconciliations

(in millions, unaudited)	2015	2014			
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
EBITDA					
Net income (loss)	$ 18.1	$ (30.7)	$ 11.9	$ (4.8)	$ 13.2
Interest and debt expense, net	33.6	31.3	31.5	32.6	31.7
Provision (benefit) for income taxes	0.4	—	0.1	0.2	0.8
Depreciation, amortization and accretion	74.2	76.1	71.7	71.2	66.3
EBITDA (a)	**$ 126.3**	**$ 76.7**	**$ 115.2**	**$ 99.2**	**$ 112.0**
Significant items impacting EBITDA:					
Unit-based compensation compensation	5.8	4.9	4.8	6.2	5.4
(Gain) loss on long-lived assets, net	1.0	2.7	0.9	(1.2)	(0.5)
Goodwill impairment	—	48.8	—	—	—
Loss on contingent consideration	—	—	—	6.5	2.1
(Earnings) loss from unconsolidated affiliates, net	(3.4)	(0.6)	(0.3)	1.5	0.1
Adjusted EBITDA from unconsolidated affiliates, net	6.5	2.9	1.9	0.4	1.7
Change in fair value of commodity inventory-related derivative contracts	1.1	(3.5)	1.0	2.9	(10.7)
Significant transaction and environmental related costs and other items	4.6	0.8	5.4	2.2	6.5
Adjusted EBITDA (a)	**$ 141.9**	**$ 132.7**	**$ 128.9**	**$ 117.7**	**$ 116.6**
Distributable Cash Flow					
Adjusted EBITDA (a)	141.9	132.7	128.9	117.7	116.6
Cash interest expense (b)	(31.8)	(29.4)	(30.3)	(31.2)	(30.4)
Maintenance capital expenditures (c)	(5.4)	(9.4)	(5.5)	(5.7)	(7.0)
(Provision) benefit for income taxes	(0.4)	—	(0.1)	(0.2)	(0.8)
Deficiency payments	(0.6)	3.5	2.3	3.8	1.1
Public Crestwood Midstream LP unitholders interest in CMLP distributable cash flow (d)	(82.3)	(77.0)	(78.1)	(71.2)	(60.4)
Distributable cash flow attributable to CEQP (e)	**$ 21.4**	**$ 20.4**	**$ 17.2**	**$ 13.2**	**$ 19.1**

(a) EBITDA is defined as income before income taxes, plus net interest and debt expense, and depreciation, amortization and accretion expense. In addition, Adjusted EBITDA considers the adjusted earnings impact of our unconsolidated affiliates by adjusting our equity earnings or losses from our unconsolidated affiliates for our proportionate share of their depreciation and interest and the impact of certain significant items, such as unit-based compensation expenses, gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, change in fair value of certain commodity derivative contracts, certain costs related to our 2015 cost savings initiatives, and other transactions identified in a specific reporting period. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they do not include deductions for items such as depreciation, amortization and accretion, interest and income taxes, which are necessary to maintain our business. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA calculations may vary among entities, so our computation may not be comparable to measures used by other companies.

(b) Cash interest expense less amortization of deferred financing costs plus bond premium amortization plus or minus fair value adjustment of interest rate swaps.

(c) Maintenance capital expenditures are defined as those capital expenditures which do not increase operating capacity or revenues from existing levels. The year ended December 31, 2014, includes $1.5 million of maintenance capital expenditures for January 1, 2014 to September 30, 2014 that was reclassified from growth capital expenditures to maintenance capital expenditures.

(d) Crestwood Midstream distributable cash flow less incentive distributions paid to the general partner and the public LP ownership interest in Crestwood Midstream.

(e) Distributable cash flow is defined as Adjusted EBITDA, less cash interest expense, maintenance capital expenditures, income taxes, deficiency payments (primarily related to deferred revenue), and public Crestwood Midstream LP unitholders interest in CMLP distributable cash flow. Distributable cash flow should not be considered an alternative to cash flows from operating activities or any other measure of financial performance calculated in accordance with generally accepted accounting principles as those items are used to measure operating performance, liquidity, or the ability to service debt obligations. We believe that distributable cash flow provides additional information for evaluating our ability to declare and pay distributions to unitholders. Distributable cash flow, as we define it, may not be comparable to distributable cash flow or similarly titled measures used by other corporations and partnerships.

Crestwood™ Connections for America's Energy™ 27